EXHIBIT 3.116
Organization By-Laws
for the Board of Directors and the Management
of
SIG Holding AG
with registered offices in Neuhausen am Rheinfall
(the “Company”)

1. General	2
2. The Board of Directors	2
2.1 Principle	2
2.2 Organization	2
2.3 Frequency of Meetings	2
2.4 Convening a Meeting and Agenda	2
2.5 Quorum, Adoption of Resolutions and Minutes	3
2.6 Duties and Authority	3
2.7 Right of Information	4
2.8 Age Limits	5
3. The Management	5
3.1 Appointment	5
3.2 Duties and Authority	5
3.3 Reporting to the Board	5
4. General Provisions	6
4.1 Signing Authority	6
4.2 Duty to Abstain / Disqualification	6
4.3 Non-Disclosure / Return of Documents	7
5. Final Provisions	7

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1.	General

1.1	The board of directors enacts these organization by-laws (the “By-Laws”) pursuant to art. 716b of the Code of Obligations (“CO”) and art. 15 of the Company’s articles of incorporation (the “Articles”).

1.2	These By-Laws govern the powers and functions of the following bodies:
(a)	the board of directors of the Company (the “Board”);

(b)	the management of the Company (the “Management”).
2.	The Board of Directors

2.1	Principle

The Board is the supreme managing body of the Company.

2.2	Organization

2.2.1	If the Board consists of more than one member, it shall elect one of its members as chairperson (the “Chairperson”) and another of its members as vice-chairperson (the “Vice-Chairperson”). If the Chairperson is unable to perform his or her duties because he or she is incapacitated, disqualified or abstaining, the Vice-Chairperson shall attend to the function of the Chairperson.

2.2.2	The Board may designate a secretary who needs not be a member of the Board or a shareholder.

2.3	Frequency of Meetings

The Board shall meet as often as business requires.

2.4	Convening a Meeting and Agenda

2.4.1	A meeting of the Board is convened by the Chairperson. Each member of the Board has the right to request that a Board meeting be convened by submitting to the Chairperson a written request, setting forth the agenda of such a meeting. If the Chairperson fails to convene a meeting or he or she is prevented from doing so, the person requesting a meeting may also turn to the Vice-Chairperson who shall convene a meeting in such a case.

2.4.2	Notice shall be given in writing at least five days prior to the date of the meeting and shall be accompanied by an agenda. In exceptional cases, in particular in situations of urgency, notice may be given by e-mail, fax or telephone and upon shorter notice.

2.4.3	If all members of the Board are present and no objection is raised, a meeting may be held without observing the aforementioned formalities. At such a meeting, discussions may take place and resolutions may be adopted on all business matters within the Board’s scope of authority.

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2.4.4	Meetings may be held by means of a telephone or video conference. In such a case, all resolutions of the Board shall immediately be documented in written minutes.

2.4.5	Meetings shall be chaired by the Chairperson or a member of the Board designated by the Chairperson.

2.4.6	Members of the Management may be invited to meetings of the Board to discuss specific agenda items. They have, however, no voting rights.

2.5	Quorum, Adoption of Resolutions and Minutes

2.5.1	Unless stated otherwise in these By-Laws, especially articles 2.5.2 and 5.2 hereof, the adoption of a resolution by the Board shall require that the majority of its members be present.

2.5.2	No special attendance quorum shall be required if the sole purpose of the meeting is to ascertain the fact that the Company has increased its capital and to adopt a resolution on the ensuing amendment of the Articles (art. 651a, 652g and 653g CO).

2.5.3	The Board adopts its resolutions by means of the simple majority of the votes cast by the members present. In case of a tie, the Chairperson shall have the casting vote.

2.5.4	Resolutions may also be validly adopted by means of a circular resolution (i.e. by letter or fax). A proposal for such a circular resolution shall be sent out on behalf of the Chairperson by mail, e-mail or fax to all Board members. The circular resolution is deemed to have been validly adopted once the written approval of the absolute majority of the members of the Board has been received by mail or fax, provided that no Board member has, within ten days after distribution date of the proposal for a circular resolution, requested by telephone, mail, e-mail or fax (to be received within the ten-day-deadline) that a meeting be held to discuss the proposed resolutions.

2.5.5	Minutes of the discussions and resolutions shall be kept in writing. They shall be signed by the chairperson of the meeting and the secretary and shall be submitted for approval at the next Board meeting. Circular resolutions of the Board shall be included in the minutes of the subsequent meeting.

2.6	Duties and Authority

2.6.1	To the extent permitted by law, the Articles or these By-Laws, the Board delegates the entire management of the Company to the Management.

2.6.2	The Board shall exercise the ultimate direction of, supervision and control over the Company’s business. It shall issue directives relating to the business policy of the Company and shall keep itself regularly informed on the course of business.

2.6.3	In particular, the Board shall have the following non-transferable duties and authority:
(a)	to assume the ultimate management of the business of the Company and to issue the necessary instructions;

(b)	to determine the organization of the Company;

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(c)	to organize the accounting system and financial controls, and to determine the financial planning insofar as this is necessary to manage the Company;

(d)	to appoint and remove the members of the Management and those persons entrusted with the representation of the Company, and to decide on their signing authority;

(e)	to assume the ultimate supervision of the members of the Management, in particular with respect to the compliance with the law, the Articles, these By-Laws, regulations and instructions;

(f)	to prepare the business report and the shareholders’ meeting as well as to implement the resolutions adopted by the shareholders’ meeting;

(g)	to notify the judge in case of over-indebtedness;

(h)	to decide upon the subsequent performance of contributions on shares not fully paid in;

(i)	to adopt resolutions on a capital increase, insofar as this is within the authority of the Board (Art. 651 para. 4 CO), as well as to ascertain capital increases and relevant amendments to the Articles;

(j)	to examine the professional qualifications of the specially qualified auditor.
2.6.4	The Board is authorized to adopt resolutions pertaining to all matters which are not, by law or according to the Articles or By-Laws, reserved or delegated to the shareholders’ meeting or to other corporate bodies. The Board may, pursuant to the provisions of these By-Laws, delegate some of its duties and authorities to individual Board members or third parties.

2.7	Right of Information

2.7.1	During the Board meetings, each member of the Board may request information on all matters pertaining to the Company, both from the Board members present and from the members of the Management who are present or have been summoned to the Board meeting for the purpose of giving information.

2.7.2	Outside the Board meetings, each member of the Board may request information from the Management on the Company’s general course of business. In addition, each member of the Board may, based on a written authorization by the Chairperson, demand information on individual business operations of the Company.

2.7.3	Provided this is necessary for the performance of their duty, each Board member may submit a request to the Chairperson to have books and records presented to him or her for inspection. Outside the Board meetings, the right to have books and records presented to him or her shall only be granted based on a written authorization by the Chairperson.

2.7.4	If the Chairperson rejects a request for information, the entire Board shall finally decide on this matter.

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2.8	Age Limits

Members of the Board shall automatically retire from the Board as of the date of the ordinary annual shareholders’ meeting of the year in which they reach the age of 70.

3.	The Management

3.1	Appointment

The Board shall appoint one or more persons, who may or may not be Board members, as members of the Management. The Company, represented by the Board, shall conclude employment agreements with the respective individuals.

3.2	Duties and Authority

3.2.1	The Management shall be in charge of the daily management of the Company in accordance with the instructions received from the Board. The Board shall enact an organizational chart and outline the duties, responsibilities and authority of the members of the Management in special instructions (catalogues of duties) and/or function charts.

3.2.2	The Management shall be responsible for the management of the Company. It performs all management duties which have not, by law or according to the Articles or these By-Laws, been reserved for the Board. The Management decides within its own discretion on the matters assigned to it, as long as the Board has not reserved itself the right of decision or approval.

3.2.3	The Management may delegate certain tasks required to fulfill its duties to one or several of its members or to other persons, provided the Board has not issued any instructions to the contrary.

3.2.4	In particular, the members of the Management shall have the following duties and authority:
(a)	to organize and direct the daily business operations of the Company, both administratively and financially;

(b)	to supervise and control the daily business activities of the Company, both administratively and financially;

(c)	to supervise the Company’s employees and consultants;

(d)	to prepare and implement the resolutions of the Board;

(e)	to prepare the annual budget;

(f)	to represent the Company towards third parties within the limits of their signing authority.
3.3	Reporting to the Board

The Management shall report regularly to the Board on the course of business and the most important business events. It shall notify the members of the Board immediately

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in writing or by telephone on extraordinary occurrences beyond the normal course of business.

4.	General Provisions

4.1	Signing Authority

4.1.1	All members of the Board and the Management shall have joint signing authority by two. If the Board consists of one member only, this sole Board member shall have individual signing authority.

4.1.2	The Board shall determine and grant the signing authority for other persons to sign on behalf of the Company.

4.2	Duty to Abstain / Disqualification

4.2.1	The members of the Board and of the Management shall abstain from participating in discussions and resolutions on matters involving a conflict of interest. A conflict of interest exists if the relevant member or a related person or legal entity has a financial or non-financial interest in, or is otherwise closely linked to, the matter and that interest or link would reasonably be expected to interfere with the relevant member’s judgment if he or she would be called to vote upon the matter (the “Conflict of Interest”).

4.2.2	The members of the Board and of the Management shall inform the Chairperson about a potential Conflict of Interest. The relevant member and the Chairperson shall amicably determine how to proceed. The Chairperson may release a member of the Board from the duty to abstain. In case the Chairperson himself or herself is involved in a Conflict of Interest, he or she shall inform all other Board members. The Board may release him or her from the duty to abstain.

4.2.3	If a member of the Board fails to abstain voluntarily, the Chairperson may disqualify and exclude such member from the relevant meetings in case of an existing Conflict of Interest. If the Chairperson fails to abstain voluntarily, he or she can be disqualified and excluded from the relevant meetings in case of an existing Conflict of Interest if the absolute majority of the other members of the Board demands so.

4.2.4	Each member of the Board or of the Management shall be denied access to information, in particular he or she can be excluded from all rights to information, if he or she is subject to a duty to abstain or disqualification pursuant to these By-Laws. The restriction of the rights to information shall be limited to those matters for which such duty exists.

4.2.5	The Chairperson shall decide on the restriction of access to information as well as the extent thereof. If the Chairperson as well as the Vice-Chairperson himself or herself are subject to a duty to abstain or disqualification pursuant to these By-Laws, or if they are incapacitated, then the Board shall decide on the restriction of information and its extent.

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4.3	Non-Disclosure / Return of Documents

4.3.1	Members of the Board and of the Management shall not exploit or communicate to third parties knowledge of any confidential matters, such as manufacturing and business secrets, acquired during the course of their office. To the extent necessary to safeguard the Company’s interests, this obligation shall remain in effect after the termination of their office.

4.3.2	In addition, the members of the Board and of the Management undertake to treat as confidential and not to divulge to third parties any documents which they receive or which are brought to their attention while exercising their office. They shall return to the Company all company records and documents related to their function as officers of the Company upon termination of their office.

5.	Final Provisions

5.1	The Board and the Management shall enact implementing regulations necessary to fulfill the duties as stipulated in these By-Laws.

5.2	Resolutions regarding the amendment of these By-Laws may only be adopted if two thirds of the Board members are present. The resolutions shall authorize a Board member to execute the amended By-Laws.

5.3	These By-Laws shall be reviewed regularly. If necessary, they shall be amended to meet new requirements.

5.4	These By-Laws are effective as of November 21, 2007, the date the generally amended articles of the Company have been registered in the journal (in German: Tagebucheintrag) of the Commercial Register of the Canton of Schaffhausen.
Zurich, July 7, 2008

/s/ Jakob Höhn
Vice-President of the Board